Heat Biologics, Inc.

801 Capitola Drive, Suite 12
Durham, North Carolina 27713

November 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Gabor

Re:	Heat Biologics, Inc.
Registration Statement on Form S-3
File No. 333-221201

Dear Mr. Gabor:

Heat Biologics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-221201) be accelerated by the U.S. Securities and Exchange Commission to today (November 13, 2017) at 2:00 pm, New York City Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer